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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE): / /Form 10-K / /Form 20-F / /Form 11-K  /X/Form 10-Q / /Form N-SAR

               For Period Ended:      September 30, 1999
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               / /Transition Report on Form 10-K
               / /Transition Report on Form 20-F
               / /Transition Report on Form 11-K
               / /Transition Report on Form 10-Q
               / /Transition Report on Form N-SAR
               For the Transition Period Ended:
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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                           Superior National Insurance Group, Inc.
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Full Name of Registrant

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Former Name if Applicable
                            26601 Agoura Road
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Address of Principal Executive Office (Street and Number)
                            Calabasas, CA 91302
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within prescribed time period.

     Superior National could not eliminate the reasons for its inability to file the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1999 that is the subject of this Notification of Late Filing on Form 12b-25 without unreasonable effort or expense because of the substantial amounts of time, energy and resources that Superior National's management has had to devote in defending and pursuing its significant legal dispute with Inter-Ocean Reinsurance Company Ltd. and American Re-Insurance Company over Inter-Ocean's purported rescission of its aggregate excess of loss reinsurance agreement that gives effect to its $175 million loss reserves guarantee and the liquidity, regulatory and other issues that this dispute has created. In addition, since July 1999 when J. Chris Seaman, Superior National's President and Chief Executive Officer, was promoted from Chief Financial Officer, pending the hiring of a permanent replacement, Superior National has not had the services of a full-time Chief Financial Officer and has had to rely instead on the services of consultants and Mr. Seaman to act in such a capacity.

                                            (ATTACH EXTRA SHEETS IF NEEDED)
                                                            SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

J. Chris Seaman            (818)                 880-1600
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    (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     answer is no, identify report(s).                     /X/ Yes   / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                       /X/ Yes   / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    We recorded an underwriting loss from continuing operation of $60.0 million in the nine month period ended September 30, 1999, versus an underwriting profit of $8.9 million in the corresponding period in 1998. The decrease in underwriting profit from continuing operations was primarily the result of a $60.0 million increase in our claim and claim adjustment expense reserves due to adverse loss development and cancellation of a contract with affiliates of Zurich Reinsurance (North America), Inc. In addition to the $60.0 million claim and claim adjustment expense reserve increase, our underwriting profit from continuing operations decreased partially due to costs associated with combining the operations of the newly acquired insurance subsidiaries of Business Insurance Group, Inc. ("BIG"), California Compensation Insurance Company, Commercial Compensation Insurance Company, and Combined Benefits Insurance Company (the "BIG insurance subsidiaries"), with Superior National. During the nine months ended September 30, 1999, we realized a net loss of $30.1 million or $1.70 diluted earnings per share and $1.70 basic earnings per share as compared to net income of $6.2 million or $0.79 diluted earnings per share and $1.07 basic earnings per share for the nine months ended September 30, 1998. The decrease in net income of $36.2 million was primarily the result of the decrease reflected in the underwriting profit from continuing operations which was partially offset by an increase of $18.0 million in net investment income. The increase in net investment income was due to an increase in invested assets which was the result of our December 10, 1998 acquisition of BIG. Partially offsetting the increase in net investment income was an increase in interest expense. Our cash flow and general financial condition has been and, until it is resolved, will be materially and adversely affected by our dispute with Inter-Ocean Reinsurance Ltd. and American Re-Insurance Company over Inter-Ocean's purported recision of its aggregate excess of loss reinsurance agreement, which gives effect to its $175.0 million loss reserves guarantee, which went into effect immediately before we acquired BIG.

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                Superior National Insurance Group, Inc.
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              (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date       11/15/99                     By   /s/ J. Chris Seaman
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                                                J. Chris Seaman
                                                President and
                                                Chief Executive Officer
                                                (and acting Chief Financial
                                                Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

___________________________________ATTENTION_________________________________

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).